Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 June 4, 2013

Barclays Bank PLC –  Notes Linked to the MSCI EAFE Index

Returns linked to the performance of the MSCI EAFE Index with downside protection (subject to issuer credit risk) if Barrier Level not breached

Trade Details/Characteristics		Hypothetical Return on Notes versus hypothetical direct investment in the Underlying Index at maturity (assuming $1,000 initial investment)
Issuer:	Barclays Bank PLC
Principal Amount:	$1,000 per note
Initial Issue Price:	$1,000 per note**
Underlying Index:	MSCI EAFE Index ( ticker “MXEA”)
Upside leverage factor:	2x
Barrier Level:	90.00% of the initial level of the closing level of the index on the pricing date (“initial level”).
Downside participation:	1-to-1 downside exposure if Barrier Level breached
Contingent Minimum Return:	0.00%
Monitoring:	At maturity, on the final valuation date
Maximum potential return:	17.50%
Maximum potential loss:	100%
Term of the Notes:	54 weeks
Appreciation Potential:

The notes provide the opportunity to enhance any positive performance of the underlying index by the upside leverage factor, subject to the maximum potential return on the Notes.

Limited Protection Against Loss:

If the closing level of the underlying index on the final valuation date (the “final level”) is equal to or greater than the Barrier Level, the note holder will receive the greater of the Contingent Minimum Return and the product of the Index Return* and the upside leverage factor (subject to the maximum potential return on the notes).  Payment at maturity of the principal amount of the notes is protected against a decline in the underlying index only if the Barrier Level is not breached on the final valuation date, subject to the credit risk of Barclays Bank PLC. You will lose some or all of your investment if the final level is below the Barrier Level on the final valuation date.

*See accompanying free writing prospectus (“FWP”) for a description of the “Index Return”.		**Performance based on the “Index Return” formula described in the accompanying FWP.

Selected Risk/Considerations		Hypothetical Payout at Maturity***

•           100% Principal at Risk.  You may lose some or all of your investment.

•           Any payments on the notes are subject to issuer credit risk.

•           Investor does not receive dividends or have any other rights that holders of the securities comprising the underlying index would have.

•           If the underlying index declines below the Barrier Level on the final valuation date, you will be fully exposed to the negative performance of the Index.

•           There may be no secondary market.   Notes should be considered a “hold until maturity” product.

•           Your maximum potential gain on the notes is limited to maximum return of 17.50%, regardless of the appreciation of the underlying index, which may be significant.

•           Additional risk factors can be found on the slide titled “Selected Risk Considerations”.  See also “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-6 of the accompanying FWP.

•           JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co., acts as placement agent

		Final Level of Underlying Index	Index Return	Payment on the Notes (per $1,000 principal amount)	Total Return on Notes
		2298.04	35.00%	$1,175.00	17.50%
		2127.81	25.00%	$1,175.00	17.50%
		2042.70	20.00%	$1,175.00	17.50%
		1957.59	15.00%	$1,175.00	17.50%
		1851.20	8.75%	$1,175.00	17.50%
		1787.36	5.00%	$1,100.00	10.00%
		1744.81	2.50%	$1,050.00	5.00%
		1702.25	0.00%	$1,000.00	0.00%
		1617.14	-5.00%	$1,000.00	0.00%
		1532.03	-10.00%	$1,000.00	0.00%
		1446.91	-15.00%	$850.00	-15.00%
		1361.80	-20.00%	$800.00	-20.00%
		1191.58	-30.00%	$700.00	-30.00%
		1021.35	-40.00%	$600.00	-40.00%

**Our estimated value of the Notes on the pricing date, based on our internal pricing models, is expected to be between $987.40 and $990.90 per note.   The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-8 of the accompanying FWP.

***The table above assumes an initial level of 1,702.25. The actual initial level will be set on pricing date.  The hypothetical examples in the table above are based on a number of other assumptions, which are further described on page FWP-2 of the accompanying FWP and are included for illustrative purposes only.  See the accompanying FWP for a description of how “Index Return” is calculated.  Actual returns may be below -40.00%, and you may lose your entire investment.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, the index supplement dated May 31, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019

Selected Risk Considerations

Please see the prospectus, prospectus supplement, index supplement (if applicable) and the related free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

No rights to the reference asset.  As a holder of the notes, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any reference asset or components of the reference asset would have.

Limited liquidity. The investor should be willing to hold the notes to maturity.  There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market in the notes.  If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the notes.  If you sell the notes prior to their maturity, you may have to sell them at a substantial loss.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.  The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase notes from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the notes could result in a substantial loss to you.

Your own evaluation of the merits.  In connection with any purchase of the notes, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect.  You should make a complete investigation as to the merits of an investment in the notes before investing.

Historical results not indicative of future performance.  The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset.  It is impossible to predict whether the level, value or price of the reference asset will fall or rise during the term of the notes, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes.  Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk.  The return, if any, on the notes is dependent on the performance of the reference asset to which it is linked.  Thus, changes in the level, value or price of the reference asset will determine the amount payable on the notes.  Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price volatility.  Movements in the levels, values or prices of the reference assets and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors.  As a result, it is impossible to predict whether the levels, values or prices of the reference assets will rise or fall during the term of the notes.  Changes in the levels, values or prices of the reference assets will determine the payment on the notes.  Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the notes if the levels, values or prices of the reference assets decline.  Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the notes. In addition to the level, value or price of the reference asset on any day, the market value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:  the expected volatility of the reference asset or its underlying components;  the time to maturity of the notes; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the notes; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interest.  Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging its obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of the issuer are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement (if applicable) and “Selected Risk Considerations” beginning on page FWP-4 of the related free writing prospectus.